March 24, 2005

Mail Stop 0409

Gerard H. Sweeney
President and Chief Executive Officer
Brandywine Realty Trust
401 Plymouth Road
Plymouth Meeting, PA 19462

	RE:	Brandywine Realty Trust
		Registration Statement on Form S-3
		Filed March 18, 2005
		File No. 333-123446

Dear Mr. Sweeney :

      We have conducted a limited review of the above referenced filing and have the following comments. We have limited our review to only the disclosure regarding internal controls in your Form 10-K for the fiscal year ended December 31, 2004 (File No. 1-09106), which is incorporated by reference into your registration statement.

Form 10-K

Management`s Report on Internal Controls Over Financial Reporting, page 49

1. We note your disclosure in the third paragraph on page 49 that management has excluded investments in Four and Six Tower Bridge Associates from its evaluation of effectiveness of internal control over financial reporting. In order to exclude certain investments that are otherwise consolidated under Interpretation No. 46 from your evaluation of internal controls your disclosure must include each of the following:

* A statement that the excluded entity was in existence prior to December 15, 2003. Currently your disclosure states that Four and Six Tower Bridge Associates has been in existence since December 31,
2003.
* A statement that the registrant does not have the right or authority to assess the internal controls of the consolidated entity and also lacks the ability, in practice, to make the assessment. Your current disclosure only indicates that you lack the ability to influence or modify the internal controls at Four and Six Tower Bridge Associates.
* The key subtotals, including net assets, revenues and net income, that result from consolidation of the excluded entity. Your current disclosure does not include net income.


Refer to Question 1 of Management`s Reports on Internal Control
Over
Financial Reporting and Certification of Disclosure in Exchange
Act
Periodic Reports Frequently Asked Questions (revised October 6,
2004), available on our website at
http://www.sec.gov/rules/final/33-
8238.htm. Please either revise your disclosure in accordance with this comment No. 1 or revise your discussion of management`s assessment to include internal controls at Four and Six Tower Bridge
Associates.

Report of Independent Registered Accounting Firm, page F-1 - F-2

2. Please make conforming changes to the final paragraph on page
F-2
to comply with comment No. 1 above.

      We will not conduct any further review of the registration statement aside from this matter. All persons who by statute are responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

      As appropriate, please amend your filings in response to these comments. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions should be directed to Amanda McManus, Attorney-Adviser, at (202) 942-7184 or the undersigned at (202) 942-1766.

Sincerely,


Elaine Wolff
Branch Chief

cc:	Michael H. Friedman, Esq. (via facsimile)
	Pepper Hamilton LLP